Exhibit 99.1

Richmont Mines Reports Strong Second Quarter Financial Results; On Track to Meet or Exceed Guidance Estimates

TORONTO, Ontario, Canada, August 8, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) announces operating and financial results for the three and six months ended June 30, 2016, driven by solid results from the Island Gold Mine. The Corporation will host a conference call and webcast on Monday, August 8, 2016, beginning at 8:30 a.m. Eastern Time (details below). (All amounts are in Canadian dollars, unless otherwise indicated.)

Second Quarter Highlights

  Company-wide production was 23,320 ounces for the quarter, an 11% decrease over Q2 2015, primarily due to the depletion of the Monique stockpile earlier this year. The Island Gold Mine produced 18,617 ounces of gold in the second quarter, a 24% increase over Q2 2015, driven by record underground and mill productivity of 911 tonnes per day and 878 tonnes per day, respectively, as well as a positive reconciliation (mined vs. reserves) of 19%.

  Gold sold during the quarter was 24,888 ounces, a decrease of 10% over Q2 2015, at an average realized price of $1,628 (US$1,263) per ounce.

  Revenues for the quarter were $40.6 million (US$31.5 million), consistent with Q2 2015.

  Company-wide cash costs1 for the quarter were $903 per ounce (US$701 per ounce), a decrease of 7% over Q2 2015 and below current guidance estimates. Cash costs for the Island Gold Mine were $766 per ounce (US$595 per ounce), a 20% decrease over Q2 2015 and significantly below current guidance estimates.

  Company-wide All-in-Sustaining Costs1 (“AISC”) for the quarter were $1,330 per ounce (US$1,032 per ounce), in-line with Q2 2015 and within current guidance estimates. AISC for the Island Gold Mine were $1,038 per ounce (US$806 per ounce), a 21% decrease over Q2 2015 and significantly below current guidance estimates.

  Earnings were $2.7 million, 8% lower than Q2 2015, or $0.04 per share (US$2.1 million, or US$0.03 per share).

  Operating cash flow (after changes in non-cash working capital) of $14.9 million (US$11.5 million), or $0.25 per share (US$0.19 per share), both in-line with Q2 2015.

  Richmont ended the quarter with an increased cash balance of $95.5 million (US$73.4 million), which includes net proceeds of $29.1 million (US$22.7 million) related to a bought-deal prospectus financing completed on June 7, 2016 and $3.0 million of net free cash flow1 .

  Based on the success of the Phase 1 exploration program at the Island Gold Mine, the Corporation launched an aggressive 18 to 24 month Phase 2 drilling program of up to 142,000 metres, with an estimated 39,000 metres to be completed in the second half of 2016.

  Based on the strong operational and cost performance in the first six months of the year, Richmont expects to meet, or exceed, the high end of production guidance and the low end of cash cost and AISC guidance. The Corporation will determine whether a revision to 2016 guidance estimates is warranted following the completion of a scheduled 3-week electrical upgrade at the Island Gold mill and the commencement of stope mining in the Q Zone of the Beaufor Mine, both expected in August. It is anticipated that any update to guidance estimates would be released by mid- September.

1	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section contained in the Second Quarter Management’s Discussion and Analysis.

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“Positive grade and tonne reconciliations, as well as record mining and milling productivities at the Island Gold Mine have driven better than expected production and cost performance in the first half of the year. For the remainder of the year, we expect Island Gold to continue its strong performance as well as see improved performance from the Beaufor Mine as stope mining from the higher grade Q Zone commences.” stated Renaud Adams, CEO. He continued, "Our solid cash position and cash flow generation is expected to fully fund both our accelerated development activities and the Phase 2 exploration program that are currently underway at the Island Gold Mine, both of which could position this core asset for significant production growth and mine life extension.”

Financial Highlights

(in thousands of $, except per share			Six months	Six months
amounts)	Quarter ended	Quarter ended	ended	ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Revenue from mining operations	40,618	40,552	93,252	77,762
Net earnings per share, basic	0.04	0.05	0.19	0.14
Operating cash flow, per share	0.25	0.25	0.54	0.43
Adj. operating cash flow, per share(1)(2)	0.19	0.18	0.55	0.36
Net free cash flow, per share(2)	0.05	0.13	0.07	0.13
Revenue from mining operations (US$)	31,521	32,977	70,104	62,945
Net earnings per share, basic (US$)	0.03	0.04	0.14	0.11
Operating cash flow, per share (US$)	0.19	0.21	0.41	0.35
Adj. operating cash flow, per share(1)(2) (US$)	0.15	0.15	0.41	0.29
Net free cash flow, per share(2) (US$)	0.04	0.10	0.05	0.11
(1)	Before changes in non-cash working capital.
(2)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the Second Quarter Management’s Discussion & Analysis.

Operational Highlights

			Six months	Six months
	Quarter ended	Quarter ended	ended	ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Gold produced (oz)	23,320	26,314	55,689	52,173
Gold sold (oz)	24,888	27,566	57,127	52,357
Average cash costs per ounce ($)(1)	903	974	848	976
Average AISC per ounce ($)(1)	1,330	1,304	1,200	1,281
Average realized gold price per ounce ($)	1,628	1,468	1,629	1,482
Average cash costs per ounce (US$)(1)	701	792	637	790
Average AISC per ounce (US$)(1)	1,032	1,060	902	1,037
Average realized gold price per ounce (US$)			1,225	1,200
(1)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the Second Quarter Management’s Discussion and Analysis.

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Island Gold Mine Highlights

			Six months	Six months
ISLAND GOLD MINE	Quarter ended	Quarter ended	ended	ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Gold produced (oz)	18,617	14,997	45,206	25,761
Gold sold (oz)	20,147	15,703	46,178	24,626
Cash costs per ounce ($)(1)	766	954	714	1,120
AISC per ounce ($)(1)	1,038	1,307	935	1,501
Realized gold price per ounce ($)	1,627	1,470	1,627	1,482
Cash costs per ounce (US$)(1)	595	776	537	906
AISC per ounce (US$)(1)	806	1,063	703	1,214
Realized gold price per ounce (US$)	1,263	1,195	1,223	1,200
Underground tpd	911	759	882	656
Mill tonnes	79,924	71,584	155,830	115,369
Mill tpd	878	787	856	637
Head grade (g/t gold)	7.51	6.73	9.36	7.16
Recoveries (%)	96.5	96.8	96.4	97.0
Sustaining costs ($000’s)	5,480	5,555	10,193	9,383
Project costs ($000’s)	7,946	4,546	14,933	8,853
Non-sustaining exploration ($000’s)	3,624	605	7,394	1,040
Sustaining costs (US$000’s)	4,253	4,517	7,663	7,595
Project costs (US$000’s)	6,166	3,697	11,226	7,166
Non-sustaining exploration (US$000’s)	2,812	492	5,559	842
(1)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the second quarter Management’s Discussion and Analysis.

  At the end of the quarter, the Island Gold Mine reported more than 5.5 years (over 2 million man hours) of operations without lost-time injury.

  The Island Gold Mine produced 18,617 ounces of gold (20,147 ounces sold), an increase of 24% over the same period in 2015. As previously disclosed, the mine plan for the quarter was focused in lower-grade areas of the mine where ore development activities primarily occurred in the lower grade extensions of the second mining horizon. Overall, the operation reported a higher than planned mined grade of 7.51 g/t. The forward looking 2016 mine plan continues to forecast development and stope mining at grades of between 7.0 and 7.5 g/t gold, using the December 2015 resource model capped at 95 g/t gold.

  Underground productivity averaged a record 911 tonnes per day and mill processing averaged record productivity of 878 tonnes per day. The higher underground productivity and grade realized in the quarter were primarily the result of a positive reconciliation (mined vs. reserves) of 19%, comprised of 8% on tonnes and 10% on grade. As compared to Q1 2016, there was a negative impact on mined grades as a result of mining wider zones as compared to reserves. It is expected that over the coming quarters drilling patterns will continue to be evaluated to best optimize grade and tonnage profiles.

  The percentage of higher cost development ore versus total ore tonnes mined was 48% for the quarter, as compared to a planned 40%. It is expected that during the second half of the year the percentage of development ore mined will decrease to planned levels of 40% as stope mining commences in the second mining horizon.

  Cash costs for the quarter were $766 per ounce (US$595 per ounce), significantly below guidance estimates and a 20% decrease over the Q2 2015.

  AISC per ounce decreased to $1,038 (US$806), a decrease of 21% over Q2 2015. AISC for the quarter included $5.4 million of sustaining capital, comprised of $2.0 million of underground development costs, $0.8 million in electrical upgrades, $0.8 million of delineation drilling, $0.3million for capital lease payments and $1.5 million on other assets.

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  As previously disclosed, a 3-week mill electrical upgrade was launched in late July and remains on track for completion in mid-August.

  During the quarter, the Corporation spent $7.9 million in non-sustaining project costs related to the accelerated development of the deeper resources, which included advancing both the main access ramp ($2.6 million) and the east ramp ($2.0 million), fixed assets ($2.6 million), and exploration & delineation development drift on level 740 ($0.7 million).

  The recent final update on the Phase 1 exploration drilling program demonstrated the potential to grow production and increase mine life both laterally above the 860 metre level, as well as in the vertical extension below the 1,000 metre level. Exploration drilling costs of $3.6 million (approximately 16,800 metres) were incurred in the quarter, completing the Phase 1 drilling program. The success of the Phase 1 program supported the launch of an aggressive 18 to 24 month Phase 2 exploration program of up to 142,000 metres of drilling.

Beaufor Mine Highlights

			Six months	Six months
BEAUFOR MINE	Quarter ended	Quarter ended	ended	ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Gold produced (oz)	4,703	7,082	9,318	15,045
Gold sold (oz)	4,741	6,888	9,778	15,719
Cash costs per ounce ($)(1)	1,486	1,062	1,441	973
AISC per ounce ($)(1)	1,899	1,259	1,812	1,113
Realized gold price per ounce ($)	1,635	1,455	1,642	1,474
Cash costs per ounce (US$)(1)	1,154	864	1,083	788
AISC per ounce (US$)(1)	1,475	1,024	1,362	901
Realized gold price per ounce (US$)	1,269	1,183	1,234	1,193
Underground tpd	286	360	304	364
Mill tonnes	28,281	36,914	57,599	66,665
Head grade (g/t gold)	5.27	6.05	5.11	7.12
Recoveries (%)	98.1	98.6	98.4	98.6
Sustaining costs ($000’s)	1,958	1,358	3,632	2,198
Sustaining costs (US$000’s)	1,519	1,104	2,730	1,779
(1)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the second quarter Management’s Discussion and Analysis.

  At the end of the quarter, the Beaufor Mine reported 2.5 years of operations without lost-time injury.

  Production for the quarter was 4,703 ounces (4,741 ounces sold), a 34% decrease over Q2 2015, primarily as a result of lower than expected tonnes and grades mined in secondary Zones M-MF and 12.

  Development of the higher-grade Q Zone advanced during the quarter with stope mining planned for the third quarter, which should contribute to increased grade and ounces produced in the second half of the year.

  Cash costs for the quarter were $1,486 per ounce (US$1,154 per ounce), a 40% increase over Q2 2015. Cash costs are expected to decrease as stope mining in the higher grade Q Zone begins in the third quarter.

  AISC per ounce for the second quarter were $1,899 (US$1,475), a 51% increase over Q2 2015. Sustaining costs for the quarter were $2.0 million, which included $1.0 million for capitalized underground mine development, $0.4 million for expensed exploration costs and $0.6 million of other sustaining costs. AISC are expected to decrease as higher grades stope mining in the new Q Zone begins in the second half of the year.

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  Underground productivity at the Beaufor Mine averaged 286 tonnes per day, modestly lower than planned levels.

Second Quarter and Recent Corporate Highlights

  On June 7, 2016, Richmont announced the completion of a bought-deal prospectus offering (the “Offering”). Pursuant to the Offering, the Corporation issued 2,990,000 common shares at a price of $10.40 per common share for gross proceeds of approximately $31 million that included 390,000 common shares issued pursuant to the exercise in full of the underwriter’s over-allotment option.

  Effective Friday, June 17, 2016 Richmont was added to the S&P/TSX Global Mining Index and the S&P/TSX Global Gold Index.

Upcoming News & Events

  Phase 2 exploration update (September 2016)

  Potential guidance update (mid-September)

  Updated Preliminary Economic Assessment and Technical Session (Q4 2016)

Financial Statements and Management’s Discussion and Analysis

The financial statements and related Management’s Discussion and Analysis can be found on the Corporation’s website at www.richmont-mines.com or under the Company’s profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Webcast and Conference Call

A webcast and conference call will be held on Monday, August 8, 2016 starting at 8:30 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access

•	International & Toronto:	1-416-764-8688
•	Canada & U.S. Toll Free:	1-888-390-0546

Please ask to be placed into the Richmont Mines 2016 Second Quarter Results Conference Call.

Conference Call Live Webcast

The conference call will be broadcast live on the Internet via webcast. To access the webcast, please follow this link: http://event.on24.com/r.htm?e=1221836&s=1&k=4BF022AEDB00EC80C28A6E55008FCE7C

Archive Call Access

If you are unable to attend the conference call, a replay will be available until 08:00 a.m. Eastern Time, Monday, August 15, 2016 by dialing the appropriate number below:

•	International & Toronto:	1-416-764-8677	Passcode: 882550#
•	Canada & U.S. Toll Free:	1-888-390-0541	Passcode: 882550#

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Archive Webcast

The webcast will be archived for 90 days. To access the archived webcast, visit the Corporation’s website at www.richmont-mines.com or follow this link: http://event.on24.com/r.htm?e=1221836&s=1&k=4BF022AEDB00EC80C28A6E55008FCE7C

About Richmont Mines Inc.

Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates

Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101

The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

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